Exhibit 3.2

CERTIFICATE OF AMENDMENT
TO
FIFTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ANTHERA PHARMACEUTICALS, INC.

Paul F. Truex hereby certifies that:

ONE:               The date of filing the original Certificate of Incorporation of Anthera Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”) with the Secretary of State of the State of Delaware was September 9, 2004.

TWO:             He is the duly elected and acting President of the Corporation.

THREE:          The first sentence of Article IV of the Fifth Amended and Restated Certificate of Incorporation of the Corporation, as amended, is hereby further amended and restated to read in its entirety as follows:

“The total number of shares of capital stock which the Corporation shall have authority to issue is two hundred million (200,000,000), of which (i) one hundred ninety five million (195,000,000) shares shall be a class designated as common stock, par value $0.001 per share (the “Common Stock”), and (ii) five million (5,000,000) shares shall be a class designated as undesignated preferred stock, par value $0.001 per share (the “Undesignated Preferred Stock”).”

FOUR:            This Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Sections 141(f), 228, 242 and 245 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

* * * *

In Witness Whereof, Anthera Pharmaceuticals, Inc. has caused this Certificate of Amendment to Fifth Amended and Restated Certificate of Incorporation to be signed by its President this 1st day of October, 2012.

Anthera Pharmaceuticals, Inc.

By:	/s/ Paul F. Truex
Paul F. Truex, President

CERTIFICATE OF AMENDMENT
TO FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
ANTHERA PHARMACEUTICALS, INC.